April 16, 2010

VIA EDGAR

Re:                               DynaVox Inc.

Registration Statement on Form S-1

File No.: 333-164217

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: David Orlic, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of DynaVox Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 12 noon, Washington, D.C. time, on April 21, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated April 8, 2010 (the “Preliminary Prospectus”) commenced April 9, 2010 and is continuing.  One thousand eight hundred fifty five (1,855) copies of the Preliminary Prospectus were distributed through April 15, 2010 to prospective underwriters, institutional investors, dealers and others.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

PIPER JAFFRAY & CO.
JEFFERIES & COMPANY, INC.
For themselves and on behalf of the several Underwriters

PIPER JAFFRAY & CO.

By:	s/ Christie L. Christina
Name:Christie L. Christina
Title: Managing Director

JEFFERIES & COMPANY, INC.

By:	s/ Michael Robinson
Name: Michael Robinson
Title: Managing Director

Acceleration Request